anB



16013602

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
416

SEC FILE NUMBER
~~8-12645~~ 8-46433 anB

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GBS Retirement Services, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Pierce Place
(No. and Street)

Itasca	**IL**	**60143**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Marren **(630) 694-5174**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

155 North Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diana F. Butts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GBS Retirement Services,Inc, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President & COO

Title

Erin E. Schnabel

Notary Public


NOTARIAL SEAL
STATE OF OHIO

Erin E. Schnabel
Notary Public, State of Ohio
My Commission Expires 02/06/18

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

GBS Retirement Services, Inc.

Year Ended December 31, 2015

With Report of Independent Registered Public Account Firm

Arthur J. Gallagher & Co.
BUSINESS WITHOUT BARRIERS™



Building a better
working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GBS Retirement Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2015 without exception. Management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Stockholder, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2016



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

**Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures**

The Stockholder of
GBS Retirement Services, Inc.

We have performed the procedures enumerated below, which were agreed to by the Stockholder and management of GBS Retirement Services, Inc. (the Company), the Securities Investors Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures, solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared and agreed the listed assessment payments in Form SIPC-7 (line 2G) with respective cash disbursement record entries, specifically bank statements from the GBS Retirement Services, Inc. bank account and the journal entry postings that represent the cash disbursement and expense recognition.

   No findings noted.

2. Compared the amounts reported on FOCUS reports for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the period ended December 31, 2015.

   No findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No findings noted.



EY

Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2016



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

The Stockholder of
GBS Retirement Services, Inc.

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company), a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co., as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Retirement Services, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 26, 2016

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

GBS Retirement Services, Inc.
Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

GBS Retirement Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplementary Information

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 12
Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 17a-5(d) 13
Schedule III – Information Relating to Possession or Control of Securities Under SEC Rule 17a-5(d) 14


Building a better
working world

Ernst & Young LLP
155 N Wacker Dr
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder of
GBS Retirement Services, Inc.

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company), a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co., as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Retirement Services, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 26, 2016

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents	$ 21,704,377
Investments, at fair value	77,092
Interest receivable	258
Fees receivable	1,541,589
Commissions receivable	447,329
Deferred income tax receivable due from Arthur J. Gallagher & Co.	29,199
Income taxes receivable from Arthur J. Gallagher & Co.	240,572
Fixed assets – at cost, less accumulated depreciation of $22,732	2,382
Other assets	120,422
	$ 24,163,220
Liabilities and stockholder's equity	
Accounts payable – affiliates	$ 17,071,543
Other liabilities	242,476
	17,314,019
Stockholder's equity:	
Common stock, $1 par value – authorized, issued, and outstanding –1000 shares (owned by Arthur J. Gallagher & Co.)	1,000
Capital in excess of par value	788,968
Retained earnings	6,059,233
	6,849,201
	$ 24,163,220

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Income

Year Ended December 31, 2015

Revenues	
Commissions	$ 17,052,698
Fees	9,445,009
Investment income	2,046
Change in unrealized loss on investments	(331)
Realized loss on investments	(223)
	26,499,199
Expenses	
Professional fees	17,628,321
Salaries and employee benefits	791,181
Other operating expenses	3,726,505
Total expenses	22,146,007
Income before income taxes	4,353,192
Income tax expense:	
Current	1,905,943
Deferred	(22,487)
	1,883,456
Net income	$ 2,469,736

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2015

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 2015	$ 1,000	$ 788,968	$ 3,583,306	$ 4,373,274
Dividend to Gallagher Benefit Services, Inc	–	–	(14,585)	(14,585)
Capital contribution from Gallagher Benefit Services, Inc	–	–	20,776	20,776
Net income	–	–	2,469,736	2,469,736
Balance at December 31, 2015	$ 1,000	$ 788,968	$ 6,059,233	$ 6,849,201

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2015

Operating activities	
Net income	$ 2,469,736
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income tax expense	(22,487)
Depreciation	2,663
Net cash flows from investments	14,492
Change in fees receivable	(171,550)
Change in commissions receivable	(36,519)
Change in amounts due to/from affiliates	8,270,593
Change in other assets	(914)
Change in interest receivable	(164)
Change in income taxes receivable from/payable to Arthur J. Gallagher & Co.	(583,325)
Change in other liabilities	75,536
Net cash provided by operating activities	10,018,061
Investing activities	
Purchases of fixed assets	(1,218)
Net cash used in investing activities	(1,218)
Financing activities	
Dividends paid to Gallagher Benefit Services, Inc	(14,585)
Capital contribution from Gallagher Benefit Services, Inc	20,776
Net cash provided by financing activities	6,191
Net increase in cash and cash equivalents	10,023,034
Cash and cash equivalents at beginning of year	11,681,343
Cash and cash equivalents at end of year	$ 21,704,377

See accompanying notes.

GBS Retirement Services, Inc.

Notes to Financial Statements

December 31, 2015

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993, and is a wholly owned subsidiary of Gallagher Benefit Services, Inc. (GBS), which is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher). The Company is a broker, consultant, and Financial Industry Regulatory Authority registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. Approximately 25% of the Company's commission revenue was collectively received from four insurance carriers.

The Company has a Marketing and Services Agreement (the Agreement) with NFP Securities, Inc. (NFP). Under the terms of the Agreement, employees of Gallagher are registered representatives of NFP. These representatives have access to products, materials, and services offered by NFP. In return, the Company pays NFP a percentage of its dealer commissions, which is recorded as a reduction in commission revenues.

In the preparation of the Company's financial statements as of December 31, 2015, management evaluated all material subsequent events or transactions that occurred after the balance sheet date through February 26, 2016, the date on which the financial statements were available to be issued, for potential recognition in its financial statements and/or disclosure in the notes thereto.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2015, the Company had all of its cash and cash equivalents invested at two financial institutions.

1. Summary of Significant Accounting Policies (continued)

Investments and Investment Income

Investments consisting of fixed-maturity U.S. government agency securities and U.S. government mortgage-backed securities are recorded at fair value on a recurring basis and are classified as trading. Changes in the fair value of investments are included in revenues in the statement of income. Fair value is based on the fair value hierarchy described in Note 3.

Revenue Recognition

The Company recognizes commissions as revenue when it has obtained the data necessary to reasonably determine such amounts. Typically, the Company cannot reasonably determine commission revenues until it has received the cash or the related detail or other specific information. Fee revenues generated by the Company represent fees earned for consulting work and other retirement projects and are recognized as income ratably over the service period.

Professional Fees

Professional fees represent expenses incurred by GBS while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company. Other expenses incurred by GBS and allocated to the Company include amortization of assets utilized in the generation of revenue earned by the Company.

Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

Fidelity Bond

The Company maintains a $15,000,000 fidelity bond.

1. Summary of Significant Accounting Policies (continued)

Effect of New Accounting Pronouncements

Revenue Recognition

In May 2014, the FASB issued new accounting guidance on revenue from contracts with customers, which will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principal of the new guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new revenue standard by one year. Reporting entities may choose to adopt the standard as of the original effective date. The FASB decided, based on its outreach to various stakeholders and the forthcoming amendments to the new revenue standard, that a deferral is necessary to provide adequate time to effectively implement the new revenue standard. This new guidance was originally effective for first quarter 2018 and early adoption is not permitted. With the one year deferral date, this new guidance is now effective for first quarter 2019, but it can be adopted earlier in first quarter 2017. The guidance permits two methods of transition upon adoption; full retrospective and modified retrospective. Under the full retrospective method, prior periods would be restated under the new revenue standard, providing a comparable view across all periods presented. Under the modified retrospective method, prior periods would not be restated. Rather, revenues and other disclosures for pre-2017 periods would be provided in the notes to the financial statements as previously reported under the current revenue standard. Management is currently reviewing the guidance, and the impact from its adoption on our financial statements cannot be determined at this time.

2. Income Taxes

Significant components of the income tax expense in 2015, include the following:

Federal:	
Current	$ 1,666,188
Deferred	(18,164)
	1,648,024
State and local:	
Current	239,755
Deferred	(4,323)
	235,432
	$ 1,883,456

2. Income Taxes (continued)

At December 31, 2015, the Company's net deferred income tax asset is attributable to differences in deferred compensation, unearned fees, and depreciable assets.

During 2015 there was no valuation allowance or change in the valuation allowance. The effective tax rate is greater than the combined statutory rate of 40%, due to various permanent differences. The Company paid $2,483,075 in income taxes to Gallagher relating to 2015.

There were no net unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2015. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2015, the Company had no accrued interest and penalties related to unrecognized tax benefits.

The Company is included in the consolidated federal income tax return of Gallagher and is also included in certain combined state tax returns, which include other members of the Gallagher consolidated group. At December 31, 2015, the Gallagher consolidated group had been examined by the Internal Revenue Service (IRS) through calendar year 2010. The IRS is currently conducting various examinations of calendar years 2011 and 2012.

3. Fair Value

The Financial Accounting Standards Board Accounting Standards Codification Topic 820, *Fair Value Measurement* (FASB ASC 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable or the asset or liability, either directly or indirectly.

3. Fair Value (continued)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

When available, the Company generally uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a quoted market price is not available, the Company will make use of acceptable practical expedients (such as matrix pricing) to estimate fair value, in which case the items are classified in Level 2.

All of the Company's investments in U.S. government agency and U.S. government mortgage-backed securities, with a fair value of $77,092, are classified as Level 2. There were no transfers between Levels 1, 2, or 3 during the year.

4. Related-Party Transactions

Professional fees represent expenses incurred by GBS while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company. The amount of this allocation for 2015 is $17,628,321.

Certain operating expenses are allocated directly by Gallagher to the Company based on employee headcount, salary, and revenue ratios. The allocated expenses are classified as salaries and employee benefits and other operating expenses on the Company's statement of income. Other allocation bases could produce different results.

Expenses allocated by Gallagher to the Company in 2015, were as follows:

Business insurance premiums	$ 86,977
Accounting and management services	471,108
Management and employee leasing fee	2,153,344
Total included in other operating expenses	$ 2,711,429
Employee group insurance and various payroll tax-related items	$ 109,421

Employee group insurance and various payroll tax-related items include expenses related to retirement plans and is included in salaries and employee benefits.

4. Related-Party Transactions (continued)

During 2015, the Company paid dividends to Gallagher totaling $14,585 and received a capital contribution from Gallagher totaling $20,776. These amounts represent the allocation of other costs and income from Gallagher for stock option costs, which will not be reimbursed.

5. Commitments

The Company intends to continue to make periodic distributions to Gallagher while maintaining net capital in excess of its required amount.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company has net capital (as defined under Rule 15c3-1) of $4,431,517 and a net capital requirement of $1,154,269. The Company's ratio of aggregate indebtedness to net capital was 3.91 to 1.

Supplementary Information

GBS Retirement Services, Inc.

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2015

Net capital		
Stockholder's equity	$	6,849,201
Less non-allowable assets		2,381,751
Less haircuts on securities		35,933
Net capital	$	4,431,517
Required net capital (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$	1,154,269
Excess net capital	$	3,277,247
Aggregate indebtedness		
Accounts payable and other liabilities	$	17,314,019
Ratio of aggregate indebtedness to net capital		3.91
Non-allowable assets:		
Interest receivable	$	258
Fees receivable		1,541,589
Commissions receivable		447,329
Deferred income tax receivable due from Arthur J. Gallagher & Co.		29,199
Income taxes receivable from Arthur J. Gallagher & Co.		240,572
Net fixed assets		2,382
Other Assets		120,422
	$	2,381,751
Haircuts on trading and investment securities:		
Exempted securities	$	3,077
Other securities		32,856
	$	35,933

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Part IIa filing as of December 31, 2015 submitted February 26, 2016. See accompanying reconciliation

Reconciliation with the Company's computation of net capital as of December 31, 2015

Net Capital as reported in the Company's Part IIA (unaudited) FOCUS report filed January 26, 2016	$	4,431,518
Adjustments		
Adjustment related to updated tax provision		(135,989)
Adjustment to non-allowable asset amount		135,988
Net capital as reported above and in the Company's Part IIA (unaudited) amended FOCUS report, filed on February 26, 2016	$	4,431,517

GBS Retirement Services, Inc.

Schedule II - Computation for Determination of
Reserve Requirements under Rule 17a-5(d)

December 31, 2015

The Company is exempt from the computation of reserve requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

GBS Retirement Services, Inc.

Schedule III - Information Relating to
Possession or Control of Securities under Rule 17a-5(d)

December 31, 2015

The Company is exempt from the possession or control requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

 Arthur J. Gallagher & Co.

February 29, 2016

Securities & Exchange Commission
Division of Trading & Markets
100 F St., NE, Mail Stop 7010
Washington, DC 20549

RE: GBS Retirement Services, Inc. Annual Financial Statement Filing

To Whom This May Concern:

Please find enclosed all the required documentation to complete the Annual Financial Statement Filing for GBS Retirement Services, Inc. Should you need any additional documentation, please contact Dennise Thompson at dennise_thompson@ajg.com or 614.356.2469. Thank you for your time and assistance.

Best regards,

Dennise Thompson

Senior Licensing Paralegal

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
416

Gallagher Benefit Services, Inc.
545 Metro Place South, Suite 150
Dublin, OH 43017

d 614.356.2469
ajg.com